130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

January 19, 2016	No. 16-01

Avalon sets Annual and Special Meeting of Shareholders for February
24, 2016

Toronto, ON – Avalon Rare Metals Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it will hold its Annual and Special Meeting of Shareholders (the “Meeting”) at 4:30 pm EST on Wednesday, February 24, 2016, at the Toronto Board of Trade, Room A/B/C/D, located at 1 First Canadian Place, Toronto, Ontario.

At the Meeting, shareholders will be asked to approve a special resolution authorizing the Company to effect a change of name from “Avalon Rare Metals Inc.” to “Avalon Advanced Materials Inc.” Avalon deems that the current Company name fails to adequately convey the Company’s diversified specialty metals and minerals asset base. The Company is not exclusively focused on rare earths and current activities are now focused on its other advanced materials assets, notably lithium and tin-indium. The proposed name of “Avalon Advanced Materials Inc.” is better suited to current Company activity.

Please see Avalon’s Information Circular for further information on this and other matters to be acted upon at the Meeting.

Avalon’s Information Circular, 2015 President’s Message, Audited Consolidated Financial Statements and Management Discussion and Analysis for the fiscal year ended August 31, 2015 are available online at the following locations:

  on the Company’s transfer agent’s website at
  https://noticeinsite.tmxequity.com/AvalonRareMetalsASM2016/
  on SEDAR at http://www.sedar.com
  on the Company’s web site at
  http://www.avalonraremetals.com/investors/regulatory_filings/

Avalon has implemented the Notice and Access Provisions of NI 54-101, an environmentally friendly alternative that will reduce paper, printing and mailing costs associated with the dissemination of annual information to approximately 20,000 shareholders. Non-registered shareholders will receive paper copies of the Notice of Meeting and Form of Proxy in the usual manner, as well as a notice document which contains information on how to obtain electronic or paper copies of the rest of the meeting materials in advance of the Meeting. Due to certain requirements of the Canada Business Corporations Act, the Company has sent a paper copy of all of the above materials directly to registered shareholders.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the date of the upcoming Annual and Special Meeting of Shareholders. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.